Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

March 31, 2011

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

Re:	Evermore Funds Trust (the “Trust”) (File Nos. 333-162066; 811-22335)
Evermore Global Value Fund (S000027063)
Evermore European Value Fund (S000027062)

Dear Ms. DiAngelo:

This correspondence is being filed in response to comments and suggestions provided via electronic mail by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) to U.S. Bancorp Fund Services, LLC, on behalf of the Trust and each of its series, the Evermore Global Value Fund and the Evermore European Value Fund (each a “Fund” and together, the “Funds”), on March 28, 2011, regarding the Trust’s correspondence dated March 24, 2011 (the “Prior Response Letter”).  The Prior Response Letter was filed in response to comments and suggestions made by the Staff  on March 15, 2011, regarding the Trust’s Annual Report dated December 31, 2010 filed pursuant to Rule 30b2-1(a) under the Investment Company Act of 1940, as amended, on Form N-CSR and certain financial information contained in Post-Effective Amendment No. 1 to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on March 1, 2011.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, Staff comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
March 31, 2011

Registration Statement

Staff Comment:   In the Prior Response Letter, the Trust states in its response to Staff Comment No. 2 to the Trust’s Registration Statement that interest expense is not subject to the expense cap limitation and indicates that the Trust will revise the footnote to the fee table accordingly; however, the Expense Limitation Agreement dated November 30, 2009 does not specifically exclude interest expense and the footnote to the initial prospectus did not exclude interest expense from the expense limitation.

Response:  The Trust responds by stating that although the Expense Limitation Agreement did not specifically state that interest expense would be excluded from the expense cap calculation, it was our intent to follow standard industry practice and exclude interest expense from the expense cap calculation.    To eliminate any confusion, the Adviser and the Trust, on behalf of the Funds, will amend the Expense Limitation Agreement to specifically exclude interest expense from the expense cap calculation.  This amended Expense Limitation Agreement will be proposed for Board approval to be effective on the date the Trust’s next post-effective amendment to Form N-1A becomes effective (on or about May 1, 2011).   In addition, even though it was our intent to exclude interest from the expense cap calculation, the Adviser will nevertheless reimburse the Funds for any interest expenses incurred during the last fiscal year in the amount of $4,771, as well as for interest expenses from January 1, 2011 through April 30, 2011.  The amount of interest expense the Funds have incurred through March 28, 2011 is $2,569.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6620.

Very truly yours,

/s/ Alia Mendez
Alia Mendez, Esq.
For U.S. Bancorp Fund Services, LLC